

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2024

Dustin Olson
Chief Executive Officer
PureCycle Technologies, Inc.
20 North Orange Avenue, Suite 106
Orlando, FL 32801

> **Re: PureCycle Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed December 13, 2024**
> **File No. 333-283364**

Dear Dustin Olson:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 6, 2024 letter.

<u>Amendment No. 1 to Registration Statement on Form S-3</u>

<u>General</u>

1. We note your response to comment 1 and reissue the comment. The resale offering of Preferred Shares must be conducted in compliance with Rule 415(a)(1)(i) of the Securities Act and Item 501(b)(3) of Regulation S-K. Because there is no trading market for the Preferred Shares, their resale cannot be conducted at a market price or at a formula related to the market price. Accordingly, please revise to disclose the fixed price at which the Preferred Shares will be offered for the duration of the offering or until they are listed or quoted on a market. If you are not able to state a price, please revise to explain a particular method or formula by which the price is to be determined. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Jeremy W. Cleveland, Esq.